FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of 1) Announcement No. 14 - 2004 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange (the "Exchange") on November 19, 2004, 2) Share Statement No.14 - 2004 issued by the Company to the Exchange on September 10, 2004, 3) Share Statement No. 15 issued by the Company to the Exchange on November 12, 2004, 4) Share Statement No.16 issued by the Company to the Exchange on November 17, 2004 and
5) Share Statement No. 17 issued by the Company to the Exchange on November 25, 2004.


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Exhibit 1
---------

ANNOUNCEMENT N0. 14 - 2004


19 November 2004


TORM financial calendar 2005

TORM expects to issue financial statements and convene its annual general meeting on the following dates in 2005:

            8 March 2005                 2004 Annual Report
          19 April 2005                  Annual General Meeting
          12 May 2005                    First quarter 2005 results
            9 August 2005                First half 2005 results
          10 November 2005               Nine months 2005 results






A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)


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Exhibit 2
---------

SHARE STATEMENT No. 14 - 2004




10 September 2004



Please below find the total shareholdings of all insiders and related parties, including the shareholding of the entire Board of Directors (including related parties) and the entire Executive Board of Directors (including related parties) pursuant to the Danish Securities Trading Act.



       Securities code                 Holding                Market value
        DK0010281468                   (number)                  (DKK)
                               As at 8 September 2004   As at 8 September 2004
--------------------------------------------------------------------------------
Board of Directors                        19,698              3,172,953.84
(incl. related parties)

Executive Board of Directors               9,296              1,497,399.68
(incl. related parties)

All (incl. related parties)            2,365,816            381,085,641.28
--------------------------------------------------------------------------------


A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)


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Exhibit 3
---------

SHARE STATEMENT No. 15 - 2004





12 November 2004



This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.

--------------------------------------------------------------------------------
Securities       Trade date  Holding     Market     Total Holding   Total market
  code                       number      value         number          value

 DK0010281468    11.11.2004  -22,476   4,729,410.00   2,343,340   491,023,360.00
--------------------------------------------------------------------------------




A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

Exhibit 4
---------

SHARE STATEMENT No. 16 - 2004







17 November 2004




This is to notify you of changes in the shareholdings of the company's insiders according to the Danish Securities Trading Act.

--------------------------------------------------------------------------------
Securities       Trade date  Holding     Market     Total Holding   Total market
  code                       number      value         number          value

DK0010281468     15.11.2004  -960      210,240.00   2,342,380     501,316,096.00
--------------------------------------------------------------------------------




A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

Exhibit 5
---------

SHARE STATEMENT No. 17 - 2004







25 November 2004




This is to notify you of changes in the shareholdings of the company's insiders according to the Danish Securities Trading Act.


--------------------------------------------------------------------------------
Securities       Trade date  Holding     Market     Total Holding   Total market
  code                       number      value         number          value

DK0010281468     24.11.2004  -1,000    224,000.00     2,341,380   529,339,136.00
--------------------------------------------------------------------------------




A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         A/S STEAMSHIP COMPANY TORM
                               (registrant)



Dated: December 1, 2004
                                       By: /s/ Klaus Nyborg
                                           --------------------------
                                               Klaus Nyborg
                                           Chief Financial Officer


03810.0001 #530646